Leonard E. Neilson

Attorney at Law

8160 South Highland Drive

Suite 104

Sandy, Utah 84093

Phone:  (801) 733-0800

Fax:  (801) 733-0808

April 15, 2013

Securities and Exchange Commission

Office of Document Control

450 Fifth Street N.W.

Washington, D.C. 20549

VIA:  EDGAR

Re:

Eastgate Acquisitions Corporation

File No.  000-53084

Form 10-K (for the period ended December 31, 2012)

To Whom It May Concern:

Please find herewith transmitted by EDGAR, the Form 10-K filed on behalf of Eastgate Acquisitions Corporation for the fiscal year ended December 31, 2012.

Please direct all correspondences concerning this filing and Westgate Acquisitions Corporation to this office.

Yours truly,

Leonard E. Neilson

:ae

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